UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On January 12, 2010, China Fundamental Acquisition Corporation (“China Fundamental”) issued a press release informing its shareholders that the shareholders’ meeting to vote on its previously announced proposed acquisition of Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively “Wowjoint”) would take place on February 12, 2010.  The record date for the meeting was set as January 15, 2010.

Where to Find Additional Information

China Fundamental is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the U.S. Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.

China Fundamental will submit to the SEC the final proxy statement, under cover of a Form 6-K, in connection with the proposed acquisition described herein.

Shareholders are urged to carefully read the final proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about China Fundamental, Wowjoint and the proposed acquisition. Copies of the final proxy statement and other documents submitted by China Fundamental will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Fundamental Acquisition Corporation, c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206- 870-8565.

Participants in the Solicitation

China Fundamental and Wowjoint and their respective directors and officers may be deemed to be participants in the solicitation of approvals from China Fundamental shareholders in respect of the proposed transaction. Information regarding China Fundamental's participants will be available in the proxy statement. Shareholders may obtain additional information regarding the interests of China Fundamental and its directors and executive officers in the proposed acquisition, which may be different than those of China Fundamental’s shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed acquisition when submitted to the SEC.

Exhibits

Exhibit No	Description
99.1	Press Release dated January 12, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

	By:	/s/ Chun Yi Hao
Name: Chun Yi Hao
Date: January 12, 2010		Title: Chief Executive Officer